UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                                 SEC FILE NUMBER
                                                                    001-08007

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




(Check One):   [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X]Form 10-Q
               [ ] Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

                       For Period Ended: June 30, 2007


[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________



  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________


PART I -- REGISTRANT INFORMATION


FREMONT GENERAL CORPORATION
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Full Name of Registrant


N/A
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Former Name if Applicable


2425 Olympic Boulvard, 3rd Floor
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Address of Principal Executive Office (Street and Number)


Santa Monica, CA 90404
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[ ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fremont General Corporation (the "Company") could not file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the "2Q Quarterly Report") by August 9, 2007 without unreasonable effort or expense for the reasons set forth below.

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "Annual Report") or its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the "1Q Quarterly Report" and together with the 2Q Quarterly Report, the "Quarterly Reports"). The initial reasons for the delayed filing of the Annual Report and the 1Q Quarterly Report are contained in Form 12b-25s filed by the Company on March 2, 2007 and May 11, 2007, respectively.

On March 27, 2007, Grant Thornton LLP advised the Company of its resignation from its position as the Company's independent registered public accounting firm. On April 24, 2007, the Audit Committee of the Company's Board of Directors engaged Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner") as the Company's independent registered public accounting firm. Squar Milner is working to complete its audit of the Company's financial statements for the fiscal year ended December 31, 2006 and the Company will file the Annual Report as soon as reasonably practicable upon the completion of such audit. As soon as reasonably practicable after the Company files the Annual Report, it intends to complete its financial statements for the fiscal quarters ended March 31, 2007 and June 30, 2007 and file the Quarterly Reports.





                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Alan W. Faigin                 310                      315-5500
-------------------------        -----------       ----------------------------
        (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes  [ ] No

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

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in results of operations from the corresponding period for the last fiscal year. For further information, please see the Current Reports on Form 8-K filed by the Company since February 2007.


FORWARD-LOOKING STATEMENTS

This report may contain "forward-looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements and the Company's currently reported results are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. These statements and the Company's reported results are not guarantees of future performance and there can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially and adversely from the Company's projected or reported results as a result of significant risks, uncertainties and assumptions that are difficult to predict, including:

o the impact of the Company's withdrawal from the sub-prime residential real estate mortgage lending business;

o the probability of the closing of the transactions outlined in the definitive agreement for the minority investment in the Company;

o the probability of the completion of the proposed agreement to sell substantially all of the Company's sub-prime residential real estate business and loans;

o    changes in the interest rate and competitive environments;

o    changes in general and specific economic conditions and trends;

o    changes in asset and loan valuations and the costs of originating loans;

o changes in the volumes of loans originated, loans sold, the pricing of existing and future loans, and the values realized upon the sale of such loans;

o access to the necessary capital and deposit resources to fund loan originations and the condition of the whole loan sale and securitization markets;

o the impact of home price valuations and other changes in the commercial and residential real estate markets;

o the effect of litigation, state and federal legislation and regulations, and development of, and the variability in determining, the allowance for loan losses;

o the impact of the Cease and Desist Order issued by the Federal Deposit Insurance Corporation on the Company's ability to conduct its business;

o the impact of changes in federal and state tax laws and interpretations, including tax rate changes;

o the ability to maintain an effective system of internal and financial disclosure controls, and to identify and remediate any control deficiencies, under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

o    other events and factors beyond our control.


     For a more detailed discussion of risks and uncertainties, see the Company's other public filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements.


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



                          FREMONT GENERAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  August 10, 2007                  By:  /s/  LOUIS J. RAMPINO
      -------------------------           --------------------------------------
                                          Louis J. Rampino
                                          President, Chief Executive Officer
                                          and Director (Principal Executive
                                          Officer)



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